Clifton Star agrees to sell its Duquesne Property to XMet Inc.

Quebec City, QUEBEC-- (September 20, 2012) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) reports that, subject to regulatory approval, it has signed an Agreement with Xmet Inc. (“Xmet”) (TSXV-XME, OTCQX-XMTTF) to sell its Duquesne Property. The Duquesne Property claims are located immediately adjacent, east of Xmet’s Duquesne-Ottoman Project.

This agreement is scheduled to close concurrently with Xmet’s previously announced purchase agreement for Brionor Resources’ Pitt Gold Project. These two acquisitions will consolidate all of the Duquesne District under one project. In exchange for 100% ownership of the Duquesne Mine Property, Xmet has agreed to issue Clifton Star a maximum of 19.9% of its outstanding shares after Xmet has exercised its option from Globex. Completion of the Transaction is subject to a number of conditions, including but not limited to, the exercise of Xmet’s option to purchase a minimum 75% interest in Duquesne-Ottoman Project (see Xmet’s press release dated March 5, 2012), obtaining any necessary approvals, as well as the acceptance of the TSX Venture Exchange.

As set forth in the July 2011, NI 43-101 technical report, Clifton Star’s Duquesne Property has NI 43-101 compliant gold ounce resource totaling 1,859,200 tonnes at 3.33 gm/t, in the Indicated category equaling 199,000 oz. and 1,563,100 tonnes at 5.58 gm/t in the Inferred category equaling 280,000 oz. The Duquesne property is immediately adjacent to the eastern boundary of Xmet’s Duquesne-Ottoman Project. Xmet’s Duquesne-Ottoman Project hosts its own compliant resource of 4.17 million tonnes at 6.36 gm/t Au, uncut, equaling 853,000 inferred ounces Au. As indicated in the Xmet’s News Release of May 16th, Xmet has agreed to acquire Brionor Resources’ Pitt Resource, which is a NI 43-101 compliant gold ounce resource of 600,000 tonnes at 7.83 gm/t Au, equaling 156,000 oz. Au at the Indicated level and 476,000 tonnes at 6.91 gm/t Au equaling 100,000 oz. at the Inferred level.  Xmet plans on updating technical reports on all three contiguous properties, Pitt Resource, Duquesne Mine and Duquesne-Ottoman, within the coming months.

The completion of both the Clifton Star and Brionor transactions will increase the NI 43-101 compliant gold resource on Xmet’s combined Duquesne-Ottoman-Pit Property to 355,000 ounces in the Indicated category and to 1,233,000 ounces in the Inferred category.

Clifton Star will become an important shareholder of XMet with 19.9% of shares when all the transactions will be closed. By participating in consolidating the eastern part of the Duparquet area, Clifton will still have an important interest in that area, while being able to focus on its Flagship’s Duparquet Project, were Clifton has started a PEA study, due at the end of 2012.

For further information please contact:

Michel F. Bouchard

President and CEO

418-914-9922

mbouchard@cfo-star.com

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